Exhibit 99.5

Intermap Announces First Quarter 2025 Results

Company reports first quarter 2025 revenue growth of 153% with 28% pro-forma adjusted EBITDA margin

Confirms projected 2025 revenue of $30–35 million and 28% EBITDA margin

Conference call today at 5:00 pm ET to discuss results

DENVER, May 15, 2025 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial services and intelligence solutions, today announced first quarter 2025 results and affirmed 2025 guidance.

For the first quarter ending March 31, 2025

●	Total revenue of $4.3 million, compared with $1.7 million in the first quarter of 2024
●	Acquisition Services revenue of $2.4 million versus $478 thousand in the year-ago quarter
●	Value-added Data revenue of $514 thousand versus $266 thousand in the year-ago quarter
●	Software and Solutions revenue of $1.3 million, compared with $942 thousand in the first quarter of 2024
●	28% pro-forma adjusted EBITDA margin versus 25% in the first quarter of 2024
○	Intermap invested to support permitting and pursuit costs on behalf of its partners for follow-on awards
●	Pro-forma net income of $833 thousand, compared with a net loss of $839 thousand in the first quarter of 2024
●	Total assets of $19.2 million versus $11.9 million on December 31, 2024
●	Cash, unbilled and A/R totaled $13.9 million versus $6.5 million on December 31, 2024

“We’re seeing strong momentum across our government and commercial segments,” said Patrick A. Blott, Intermap Chairman and CEO. “With multiyear partnerships, federal contracts and a strengthened balance sheet, we’re benefiting from growing customer confidence and positioning the Company for recurring revenue with long-term growth. We are pleased to affirm our 2025 guidance.”

Q1 Government Milestones

In the government sector, Intermap’s team, led by CACI, was selected as a vendor for the National Geospatial-Intelligence Agency’s $200 million Luno B IDIQ contract. When combined with the previously announced Luno A award, the addressable opportunity totals $500 million. The first task orders have begun to be issued and Intermap is well positioned with superior proprietary source data and analytics located over difficult areas of the world inaccessible by optical satellites. This positions Intermap to compete for federal work over the next five years and expand its role in delivering advanced geospatial intelligence to support national security.

Intermap continued to execute Phase 1 of Indonesia’s national mapping initiative, delivering high-resolution 3D elevation and feature data exceeding specifications in a shorter timeframe than planned. The Company is pursuing follow-on awards under Phase 2 of the $653 million World Bank–funded ILASP project, which supports land administration and spatial planning. With the Indonesian government prioritizing large-scale base maps for national development, Intermap’s Phase 1 performance positions it strongly for continued participation. The Company’s advanced technology and proven execution align with the project’s goals, including expansion into Java, Kalimantan and other key regions.

As part of the Indonesian mapping program during the quarter, Intermap incurred charges for permitting, currency adjustment and working capital investment to support large government milestone payments, which were subsequently collected in April 2025, after the quarter end. In addition, Intermap incurred pursuit costs related to upcoming contracts. When the partner- related charges and pursuit costs are added back, pro-forma Adjusted EBITDA and earnings for the first quarter were $1.2 million and $833 thousand, respectively. To further mitigate exchange risks, Intermap entered into foreign currency hedging and arrangements with its local prime partner to pay IDR subcontractors. Going forward, currency risk and hedging costs are mitigated by World Bank funding, which will be denominated and fixed in U.S. dollars.

During the quarter, Intermap was down-selected after a competitive process for a new U.S. Defense Advanced Research Project (DARPA) program to support priority DARPA investments targeted to leverage Intermap’s unique commercial capabilities, commercialization expertise, proprietary internal research and development and growth capital support. This program extends Intermap’s own upgrade efforts and capital with sponsored access to additional government-funded, cutting- edge applied geospatial technologies, advanced research and development, next-generation geospatial products and emerging dual-use companies on contract with DARPA. The Company is currently working with multiple customers using Intermap data and technology for real-time terrain matching to power long-range autonomous systems. More information about this important award will follow as contracting is finalized.

Q1 Commercial Achievements

Intermap began 2025 with strong performance in its insurance business, securing over $1.1 million in new and renewed contracts. It signed two major multiyear partnerships with a leading European bank-insurance group and PREMIUM Insurance. Both adopted Intermap’s Aquarius RMA platform, reinforcing the Company’s position as a key provider of AI-driven geospatial solutions for multi-peril and flood risk assessment.

During the first quarter, the Company significantly expanded its partnership with a major global space infrastructure operator, which has increased its investment in the Company’s high-precision 3D elevation data with Intermap’s NEXTMap® solution. This expansion supports the operator’s use of the data for radio frequency interference modeling and optimizing site selection across diverse geographies. In 2024, the operator acquired 10 times as many projects as the previous year, driving a 6.4x increase in revenue. Early 2025 projects are nearly three times larger than the average size in 2024, with points of presence growing rapidly, reflecting the growing scale of the initiative. This rapid expansion demonstrates the operator’s growing reliance on Intermap’s best-in-class data.

The Company also renewed its subscription partnership with a leading provider of GPS-enabled golf technology. Now entering its fourth year, the collaboration utilizes Intermap’s high-resolution 3D elevation data to map more than 40,000 golf courses globally, delivering immersive, real-time virtual experiences for golfers. This data powers advanced features such as swing metrics, ball flight analytics and detailed course visualizations—accessible from homes, backyards and practice ranges. Driven by strong user growth, the partnership is expanding to include a new generation of golf products built on Intermap’s proprietary terrain models, where Intermap is compensated alongside the customer for growing user data consumption. With 78% of core golfers using at least one golf app, Intermap’s data remains a key enabler of the evolving digital golf experience.

Q1 Financing

To fund growth, Intermap raised C$12 million in February. The capital strengthens the Company’s ability to execute on its expanding pipeline and scale delivery of high-value contracts.

Outlook

Intermap confirms projected 2025 revenue of $30–35 million and 28% EBITDA margin.

Intermap does not provide quarterly guidance. The Company has tremendous installed capacity, providing a competitive advantage for speed of execution. Intermap’s customers are large global institutions and governments with long procurement and decision-making cycles. Intermap has the proven ability and track record to increase operational efficiency and tempo once under contract to meet aggressive timelines consistent with customer requirements.

Intermap will continue building recurring revenue by enabling customers to consume the world’s most precise GEOINT terrain data products at global scale, as-a-service, provisioned within seconds, consuming only the points they need, when and where they need them. While penetrating deeper into its targeted markets, Intermap is also enabling new users and new use-cases, and its financial results highlight the persistent recurring revenue and high growth embedded in this attractive business model.

Quarterly Filing

The Company’s consolidated financial statements for the quarter ended March 31, 2025, along with management’s discussion and analysis for the corresponding period and related management certifications for the first quarter financial results, will be filed on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at SEC.gov on May 15, 2025.

Adjusted EBITDA is a non-GAAP measure. The term earnings before interest, taxes, depreciation and amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, and depreciation. Adjusted EBITDA also excludes share- based compensation, fair value adjustments and foreign currency translation. See “Reconciliation of Non-GAAP Measures” in Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at SEC.gov.

Conference Call Details

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar today, at 5:00 pm ET to review the results, provide Company updates and answer investor questions following the presentation.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend the earnings webinar to discuss the first quarter of 2025 results.

DATE	Thursday, May 15, 2025
TIME	5:00 pm ET
WEBCAST	Register

Learn more about Intermap here.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, EBITDA margin, future contracting, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266